SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January, 2017

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the press release dated January 2, 2017, which appears immediately following this page.

In addition, the address of our principal executive office has changed. Our new address is:

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER, UK

Ferroglobe Executive Chairman Alan Kestenbaum Resigns; Continues as Senior Advisor; Vice-Chairman Javier Lopez Madrid Appointed Executive Chairman

LONDON, Jan. 02, 2017 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ:GSM), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today that Alan Kestenbaum has resigned as Executive Chairman of the Ferroglobe PLC Board of Directors, effective December 31, 2016. The Board has unanimously voted to appoint Javier Lopez Madrid, currently Vice Chairman of the Board, to succeed Mr. Kestenbaum as Executive Chairman.

Mr. Kestenbaum and Mr. Lopez Madrid will work closely to ensure a smooth transition and Mr. Kestenbaum, as Senior Advisor, will serve as an independent consultant to the Board and to management on strategic and business-critical matters.

“On behalf of the entire Board and management team, I want to thank Alan for his innumerable contributions to this company,” said Mr. Lopez Madrid. “Alan has been instrumental in the growth and success of Globe Specialty Metals and subsequently the successful merger with FerroAtlántica to create Ferroglobe, a premier global, diversified player in the silicon metal industry. While Alan is resigning as Executive Chairman, we will continue to benefit from his knowledge, deep industry expertise and strategic vision in his role as Senior Advisor.”

“I founded Globe Specialty Metals nearly 13 years ago and am immensely proud of all that we have accomplished to date,” said Mr. Kestenbaum. “We have successfully completed the integration after the merger that took place a year ago, and I am confident we have the right team in place to lead Ferroglobe into its next phase of growth. I look forward to supporting Javier, Pedro and the rest of the management team and the Board as they continue to execute on the strategic priorities for the business and maximize returns for all of our shareholders.”

Mr. Kestenbaum is a significant shareholder of the company and intends to remain so in the future.

Javier Lopez Madrid has been Executive Vice Chairman of Ferroglobe PLC and previously Vice Chairman and CEO of FerroAtlántica, since its formation 25 years ago, and played a critical role in the success of the company as it grew to become the leading manufacturer of silicon metals worldwide. He holds a Master’s in Economics and Master’s in Law, ICADE University, Spain. He is currently Managing Director of Grupo Villar Mir, one of the top family-held industrial conglomerates in Europe.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2017
FERROGLOBE PLC

By:	/s/ Nick Deeming
Name:	Nick Deeming
Title:	Corporate Secretary